Exhibit (n)(2)

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

TPG Specialty Lending, Inc.:

We consent to the use of our report dated March 4, 2014, with respect to the consolidated balance sheets of TPG Specialty Lending, Inc. (and subsidiaries) (the “Company”), including the consolidated schedules of investments as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in net assets and cash flows for each of the years in the three-year period ended December 31, 2013, and our report dated March 4, 2014 on the consolidated senior securities schedule of the Company included herein, and to the references to our firm under the headings “Senior Securities” and “Experts” in the prospectus.

/s/ KPMG LLP

San Francisco, California

March 12, 2014